September 20, 2018

Division of Corporation Finance

Office of Transportation and Leisure

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attn:  Heather Clark

           Claire Erlanger

Re:  Hasbro, Inc.

        Form 10-K for the Fiscal Year Ended December 31, 2017

        Form 10-Q for the Fiscal Quarter Ended July 1, 2018

 File No.  001-06682

Dear Ms. Clark and Ms. Erlanger:

This letter is submitted on behalf of Hasbro, Inc. (the “Company”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated September 6, 2018.

For your convenience, we have set forth the original comments from your letter in bold and italicized typeface to which we are responding.

Form 10-Q for the Fiscal Quarter Ended July 1, 2018

Financial Statements

Condensed Notes to Consolidated Financial Statements

(9) Pension and Postretirement Benefits, page 1

1. We note your response to our prior comment 1 and the disclosure in the Form 10-Q for the quarter ended July 1, 2018 which indicates that upon settlement of the pension liability, you will reclassify the related pension losses currently recorded to accumulated other comprehensive loss, to the consolidated statements of operations.  Please tell us, and revise your disclosure to indicate the estimated amount of net unrealized losses that you expect to recognize upon settlement.  You may preface the amount by indicating that the actual amount may differ due to changes in interest rates, pension plan asset returns and other factors.

Response

The Company notes the SEC’s additional comments on the Company’s planned termination of its U.S. defined benefit pension plan. The Company will revise its disclosure in future filings to indicate the unrecognized losses remaining in accumulated other comprehensive loss. Please refer to the revised disclosure below for the Company’s intended disclosure in its future filings.

“In connection with the decision to terminate the Plan, the Company remeasured the projected benefit obligation based on the expected Plan termination costs. This remeasurement utilized a discount rate of 3.2% compared to the discount rate of 3.7% utilized in the December 31, 2017 measurement and resulted in an increase in the projected benefit obligation of $35,192 with offsetting amounts recorded to accumulated other comprehensive losses and deferred taxes. Upon settlement of the pension liability, the Company will reclassify the related pension losses currently recorded to accumulated other comprehensive loss, to the consolidated statements of operations. As of July 1, 2018, the Company had unrecognized losses related to the Plan of $145.5 million. The final loss to be recognized upon termination of the Plan will be based on the Plan’s unrecognized losses in accumulated other comprehensive loss, adjusted for year-end remeasurement, as well as the total required payout to plan participants which will be determined based on employee elections and market conditions present at the time of termination.”

If you have any questions or desire further information regarding the Company’s responses, please contact me at (401) 727-5500.

                                                                                                      Sincerely,

/s/ Deborah Thomas
Deborah Thomas
Executive Vice President and Chief Financial Officer (Duly Authorized Officer and Principal Financial Officer)